# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Anebulo Pharmaceuticals, Inc., CIK 0001815974
CUSIP: 034569103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1017 Ranch Road 620 South, Suite 107, Lakeway, Texas (TX), 78734
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535392

## Reporting persons
- Mangrove Partners IM, LLC: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,525,252; sole dispositive power 0; shared dispositive power 2,525,252; aggregate amount beneficially owned 2,525,252 (6.15% of the class)
- Nathaniel August: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,525,252; sole dispositive power 0; shared dispositive power 2,525,252; aggregate amount beneficially owned 2,525,252 (6.15% of the class)

## Item 1. Issuer
Name of issuer: Anebulo Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1017 RANCH ROAD 620 SOUTH, SUITE 107, LAKEWAY, TX, 78734

## Item 2. Person Filing
Name of person filing:
Mangrove Partners IM, LLC
Nathaniel August, President of Mangrove Partners IM, LLC
Address of principal business office or, if none, residence:
Mangrove Partners IM, LLC, a Delaware limited liability company is located at c/o Delaware Corporations LLC, 1000 N. West Street, Suite 1501, Wilmington, DE 19801.

Nathaniel August, a United States citizen, is located at 2 Sound View Drive, 3rd Floor, Greenwich, Connecticut 06830.
Citizenship: Mangrove Partners IM, LLC is a Delaware limited liability company. Nathaniel August is a United States citizen. The shares of the Issuer which are the subject of this SCHEDULE 13G (the "Shares") are held by the Mangrove Partners Master Fund, Ltd., a Cayman Islands limited liability company ("Master Fund"). Beneficial ownership of the Shares is claimed by (i) Mangrove Partners IM, LLC which serves as the investment manager of the Master Fund, and (ii) Nathaniel August who is the principal of Mangrove Partners IM, LLC.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,525,252
Percent of class: 6.15
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,525,252
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
2,525,252

Information with respect to the Reporting Persons' ownership of the Common Stock as of December 31, 2024, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on the sum of 41,084,731 Shares outstanding as of December 23, 2024, as the Issuer reported in its Form 8-K, filed with the SEC on December 23, 2024.

The filing of this SCHEDULE 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mangrove Partners IM, LLC: Nathaniel August, Nathaniel August, President (03/17/2025)
- Nathaniel August: Nathaniel August, Nathaniel August (03/17/2025)